Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the "Company")

FINAL DIVIDEND FOR 2015, ELECTION FOR STERLING DIVIDEND, AND RESULTS OF ANNUAL GENERAL MEETING

Jersey, Channel Islands, 3 May 2016 – Randgold Resources confirms that at the Company's Annual General Meeting held earlier today the shareholders approved a final dividend for the year ended 31 December 2015 of US$0.66 per share. The dividend payment will be made on Friday 27 May 2016 to shareholders on the register as at Friday 18 March 2016. The ex-dividend date was Thursday 17 March 2016.

The exchange rate for payment to those shareholders who have elected to receive the final dividend for the year ended 31 December 2015 in Pounds Sterling is: £1 = US$1.4675.

The Company also announces that at the Company's Annual General Meeting all of the resolutions were passed on a poll. Copies of all the resolutions passed have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

A summary of the votes cast in respect of each resolution is set out below (a "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution):

Resolution		In Favour		Against		Withheld
		No. of votes	% of votes	No. of votes	% of votes	No. of votes
	Ordinary Resolutions
1.	Report and Accounts	80 059 440	100.00	235		76 036
2.	Declaration of Dividend	80 063 309	100.00	1 499		70 903
3.	Directors' Remuneration Report	78 211 539	97.69	1 848 261	2.31	75 900
4.	Directors’ Remuneration Policy	78 176 791	97.65	1 884 261	2.35	73 968
5.	Re-election of Safiatou Ba-N'Daw	80 057 604	99.99	7 726	0.01	70 370
6.	Re-election of Mark Bristow	79 273 983	99.99	6 168	0.01	855 849
7.	Re-election of Norborne Cole Jr	79 782 563	99.65	282 617	0.35	785 329
8.	Re-election of Christopher Coleman	79 786 171	99.65	279 008	0.35	70 521
9.	Re-election of Kadri Dagdelen	80 014 891	99.94	50 277	0.06	70 532
10.	Re-election of Jemal-ud-din Kassum	80 055 672	99.99	9 546	0.01	70 482
11.	Re-election of Jeanine Mabunda Lioko	80 056 083	99.99	9 196	0.01	70 421
12.	Re-election of Andrew Quinn	79 987 106	99.90	78 323	0.10	70 271
13.	Re-election of Graham Shuttleworth	79 982 701	99.90	82 372	0.10	70 627
14.	Re-appointment of Auditors	79 855 312	99.74	210 242	0.26	70 157
15.	Auditors' Remuneration	80 089 912	99.99	6 454	0.01	39 345
	Ordinary Resolutions
16.	Authority to Allot Shares	78 614 567	99.99	11 131	0.01	1 510 013
17.	Awards of Shares to Non-Executive Directors (other than the Senior Independent Director and the Chairman)	78 117 180	99.63	287 995	0.37	1 730 536
18.	Award of Shares to Senior Independent Director	78 118 346	99.63	287 191	0.37	1 730 174
19.	Award of Shares to Chairman	78 116 596	99.63	288 483	0.37	1 730 632
	Special Resolutions

20.	Authority to Disapply Pre-Emption Rights	78 547 436	99.91	72 984	0.09	1 515 291
21.	Authority for the Company to Purchase its Own Shares	77 967 360	99.16	660 289	0.84	1 508 062

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 153 4735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com